Exhibit 99.2

July 28, 2020
Dear shareholders,

The summer in the northern hemisphere has arrived and with it a slow return of travel activity and an easing of mobility restrictions in many of our core markets. Germany, certain U.S. states and New Zealand were among the first markets to show recovery, with other markets and regions starting to follow subsequent to their governments having announced the easing of travel restrictions and our users feeling comfortable travelling again.

The first travel activity that we have seen across all our main markets has been heavily focused on nature-leisure destinations within driving distance. The share of alternative accommodations has also increased significantly in parallel. City trips and international travel on the other hand remain very limited across all major markets.

The recent increase in new COVID-19 cases globally reminds us that recovery will be a long path of ups and downs that we will need to manage in the quarters to come. As travel demand for local leisure trips is highly correlated with the health situation in the respective region, we have seen, for example, a drop in travel activity in many U.S. states since mid-June. We expect the trend towards local leisure travel to persist until well into 2021, city trip activity to remain muted for the remainder of 2020, and international travel to be limited for the foreseeable future.

Considering that our business relies on a mix of leisure-nature, leisure-city, international and business travel, we continue to expect our Total revenue in 2020 to be less than half of that in 2019 and expect to experience a significant Adjusted EBITDA loss in 2020.

A silver lining – an updated outlook on the travel industry
Travel activity has resumed in some segments of the market and in those regions where number of new infections has remained low over a period of time. However, significant uncertainty remains both among travelers and industry players. A significant share of bookings that are currently being made are freely cancellable, and industry players continue to be concerned about the potential that second waves could require them to refund bookings. Almost all significant players have re-engaged in marketing activities by now, but many remain very cautious. As a consequence, bid levels in all marketing channels remain low.

In light of the challenges the global travel industry is facing, we believe that the collaboration with our existing partners and with participants in the overall travel ecosystem will be crucial to manage the recovery in the year ahead. As a result, we have not only aligned even more closely with our long-standing partners but also are actively participating in joint industry initiatives to support travel recovery. As an example, together with Booking Holdings and six other European travel leaders, we have formed the European COVID-19 Travel Alliance, that aims to provide to travelers and industry participants transparency about travel restrictions.

trivago in Q2 and beyond
At trivago, we have seen a significant increase in travel demand across many markets at the end of the second quarter compared to end of March 2020 when travel restrictions were first put in place. The majority of demand has been for leisure-nature destinations, often in driving distance with a strong increase in the share of searches for alternative accommodation. As some of these destinations have seen a recovery in terms of searches beyond 2019 levels, we believe that our efforts to integrate a significant number of alternative accommodation properties into our search platform have proven very valuable to our travelers.

Not unlike other performance marketing channels, the advertising bidding levels on our marketplace have been very weak in the second quarter. Starting in May, we have seen a slow but steady recovery across many markets, which we believe is driven by increased confidence by some marketplace participants as well as the return of others to the marketplace altogether.

Having put our marketing activities largely on hold for most of the second quarter of 2020, beginning in June, we have re-engaged in some performance marketing activities and have launched the first TV campaigns in some of our core markets. However, given the unstable health situation, we remain cautious overall in our marketing activities for now. Our TV partners have predominantly supported us, and our fixed commitments for TV advertisements for 2020 have mostly been reduced or pushed to 2021.

Our product development teams have accelerated their development speed despite the challenging times, and we have implemented new features in the second quarter of 2020 that we believe have a positive effect on booking conversion. We managed to move our local travel product into beta testing in July. The acceptance of our local travel product and further core product improvements will remain a focus for the quarters to come.

Our marketplace teams have commercially launched both our sponsored listings and display advertisement product. In addition, we have launched a new way to participate in our marketplace on a cost-per-acquisition basis. The full launch and rollout of these additional features will be our key focus for third and fourth quarters of 2020.

As a company, we have adapted well to the new remote setup and will continue to operate remotely for the foreseeable future. We have also made significant progress implementing the restructuring that we announced earlier this year. We have closed our Leipzig office, have signed an agreement for the sale of our Spanish development center and are in the process of closing our Amsterdam office. We see the crisis as a catalyst for us as a business to change and adapt faster than we would have otherwise.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the global and local economy, the travel industry and our business and financial performance;
•as a result of the COVID-19 pandemic, we have experienced and may in the future experience an additional impairment of goodwill and increasing expenses for expected credit loss;

•marketplace changes or payment concessions we may make for our advertisers or their ability to satisfy their financial obligations as a result of COVID-19;
•we may not be able improve our profitability in future periods or may incur losses, even while our revenues may increase;
•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•the effectiveness of our measures to increase advertiser diversity on our marketplace;
•increasing competition in our industry;
•our focus on hotel and other accommodations if users expect other services;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us consumer reviews;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection;
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2019 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. The definition of this non-GAAP financial measure as well as reconciliations of trivago’s historical non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.

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